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For Immediate Release:

Contact:

Robert Leininger
Chair, Proxy Voting Committee
(914) 921-7754

For further information please visit
www.gabelli.com

GAMCO: Dril-Quip's 'ISS For Merger' Claim Is Contrary To ISS's Actual Position

Greenwich, CT - GAMCO Asset Management Inc. ("GAMCO"), an affiliate of GAMCO Investors, Inc. (OTCQX: GAMI), on behalf of its clients and certain of its affiliates owns approximately 2,866,654 shares of Dril-Quip, Inc. (NYSE: DRQ) ("Dril-Quip"), representing 8.32% of the 34,452,230 outstanding shares. GAMCO intends to vote "Against" the proposed merger with Innovex Downhole Solutions ("Innovex").

On August 16, 2024, Institutional Shareholder Services ("ISS") published its report on Dril-Quip's merger with Innovex. In summary, ISS recommended voting in favor of the proposal to issue shares in connection with the merger, but it recommended voting against the proposal to amend Dril-Quip's certificate of incorporation. **Both proposals must be passed as a condition to closing the merger.** ISS's recommendations are actually a vote against the merger and further highlight governance concerns connected to the transaction. Dril-Quip issued a press release on August 19, 2024, with a deceptive headline indicating that ISS recommend stockholders vote for Dril-Quip's merger with Innovex.

With respect to the proposal to amend Dril-Quip's certificate of incorporation ISS detailed that Dril-Quip "has not presented a compelling rationale for conditioning the merger on approval of charter amendments which will benefit one investor at the expense of existing shareholders." [1]

Innovex and Amberjack Partners (which owns 95% of Innovex) are taking over Dril-Quip without paying a control premium for Dril-Quip. Innovex's CEO, Adam Anderson, and CFO, Kendal Reed, would be the new management team of the combined company. The combined company will be named Innovex Downhole Solutions. In Dril-Quip's second proposal to amend its certificate of incorporation, the combined company will have three to nine directors, compared to three to twelve currently. Amberjack Partners will appoint to Newco's Board four directors, along with the CEO of Innovex, Adam Anderson. Dril-Quip will appoint the remaining four Board members. Innovex and Amberjack Partners will control the combined company as it will appoint five of the nine directors.

Shareholder value has been destroyed since the announcement of this merger, while current Dril-Quip's management exits with golden parachutes. Dril-Quip's stock price was $23.73 when it announced its intention to merge with Innovex. Since Dril-Quip's merger announcement through August 16, 2024, Dril-Quip's stock price has declined 35.8%, while the VanEck Oil Services ETF (OIH) has declined only 6.8%. Amendment No. 2 to Form S-4 (filed on August 5, 2024) indicated that the merger of Dril-Quip with Innovex constitutes a change of control. As a result of the change of control, we estimate that current Dril-Quip's CEO, Jeff Bird, and CFO, Kyle McClure, will receive compensation totaling $8.1 million and $3.8 million, respectively.

[1]   Permission to use quote was neither sought nor obtained.

GAMCO Investors, Inc., through its subsidiaries, manages assets of private advisory accounts (GAMCO), mutual funds and closed-end funds (Gabelli Funds, LLC) and is known for its Private Market Value with a Catalyst™ style of investment.

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